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                                                                     EXHIBIT 18


April 22, 1998

Browning-Ferris Industries, Inc.
757 N. Eldridge
Houston, Texas 77079

Re:   Form 10-Q Report for the Quarter Ended March 31, 1998





Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that during the second quarter of fiscal 1998, the Company changed its method of accounting for recognition of value changes in its employee retirement plan for purposes of determining annual expense under SFAS No. 87, Employers' Accounting for Pensions effective October 1, 1997.
The Company has changed its method of calculating the value of assets of its plan from a calculation which recognized changes in fair value of assets over five years to recognition of changes in fair value immediately. The Company has also changed the method of recognizing gains and losses from deferral within a 10% corridor and amortization of gains outside this corridor over the future working careers of the participants to a deferral below a 5% corridor, immediate recognition within a 5-10% corridor and amortization of gains outside this corridor over the future working careers of the participants. According to the management of the Company, these changes were made because in the Company's situation, it produces results which more closely match current economic realities of the Company's retirement plan through the use of the current fair value of assets while still mitigating the impact of extreme gains and losses.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.
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Browning-Ferris Industries, Inc.
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April 22, 1998


We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period. Further, we have not examined and do not express any opinion with respect to your financial statements for the three and six months ended March 31, 1998.

Very truly yours,




ARTHUR ANDERSEN LLP